Report of Independent Registered Public
Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:


We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Funds, Inc. (the
"Company"), which is comprised of Dreyfus Core
Equity Fund (the "Fund"), complied with the
requirements of subsections (b) and (c) of Rule 17f-
2 of the Investment Company Act of 1940 as of
August 31, 2012 and from June 30, 2012 through
August 31, 2012 with respect to securities reflected
in the investment accounts of the
Fund. Management is responsible for the Fund's
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Fund's
compliance based on our  examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
August 31, 2012 and with respect to agreement of
security purchases and sales, for the period from
June 30, 2012 (the date of our last examination),
through August 31, 2012:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of August 31, 2012;
5.	Agreement of pending purchase activity for
the Fund as of August 31, 2012 to
documentation of corresponding subsequent
bank statements and trade tickets;
6.	Agreement of pending sale activity for the
Fund as of August 31, 2012 to
documentation of corresponding subsequent
bank statements and trade tickets;
7.	Agreement of five purchases and five sales
from the period June 30, 2012 (the date of
our last examination) through August 31,
2012 from the books and records of the
Company to the bank statements noting that
they had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period July 1, 2011 to June
30, 2012 and noted no relevant findings
were reported in the areas of Asset Custody
and Control.
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2012 through
August 31, 2012. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of August 31, 2012, and from June 30, 2012 through August 31, 2012, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
November 29, 2012


November 29, 2012


Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Core Equity Fund, a series of The Dreyfus/Laurel Funds, Inc., (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August
31, 2012 and from June 30, 2012 through August
31, 2012.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2012 and from June 30, 2012 through August 31,
2012 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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